Exhibit (a)(2)

MENTOR GRAPHICS CORPORATION

OPTION EXCHANGE ELECTION FORM

Instructions:	Complete this form, sign it, and fax it to Shirley Platt at (503) 685-1485 or deliver it to Shirley Platt, Stock Option Administrator, Mentor Graphics Corporation, 8005 S.W. Boeckman Road, Wilsonville, Oregon, 97070-7777, as soon as possible, but in any event, BEFORE 5:00 P.M., PACIFIC TIME, ON DECEMBER 31, 2001.

Name of Optionee (please print): ______________________________

            I am an employee of Mentor Graphics Corporation (the “Company”). I have received and read the Offer to Exchange including the Summary Term Sheet, which is incorporated herein by reference. I understand that I may cancel the option that was granted to me with an exercise price of more than $25.00 under the Mentor Graphics Corporation 1986 Stock Plan (the “1986 Plan”). If I choose to tender my option, I understand that I must tender the entire option.

            I ALSO UNDERSTAND THAT IF I CHOOSE TO PARTICIPATE IN THIS OFFER, I MUST ALSO EXCHANGE THE STOCK OPTION GRANTED TO ME ON OCTOBER 22, 2001, IF I RECEIVED ANY SUCH OPTION.

            The Company will grant me a new option (the “New Option”) for the same number of shares as each option I elected to be exchanged, subject to adjustments for stock splits, stock dividends and other similar events. I will be granted my New Option(s) on the date that is six months and two days following the date the Company cancels the option(s) I tendered for exchange, provided that I am still employed by the Company on that date. The exercise price of the New Option(s) will be equal to the closing price of the Company’s common stock on the day preceding the grant date of the New Option(s) as reported by the Nasdaq National Market. Twenty-five percent of the shares of common stock underlying the New Option(s) will vest one full year after the grant date of the New Option(s), and, thereafter, an additional 1/48th of the shares will vest monthly until 100% of the New Option shares are vested (which date shall be four years after the grant date of the New Option(s)). The New Option(s) will have a 10-year term, which will start on the grant date of the New Option(s).

            I understand that my employment with Mentor Graphics Corporation is on an at-will basis and that nothing in the Offer to Exchange modifies or changes that, and that if my employment with Mentor Graphics Corporation or one of its subsidiaries is terminated by me or Mentor Graphics Corporation voluntarily, involuntarily, or for any reason or no reason, before the New Options are granted, I will not have a right to any stock option that was previously cancelled, and I will not have a right to the grant that would have been issued on the New Option grant date.

            I also understand that except for the exercise price, option term, and the vesting period, the terms and conditions of my New Option(s) will be the same as those of any cancelled options.

            I FURTHER UNDERSTAND THAT I WILL NOT BE ELIGIBLE TO RECEIVE ADDITIONAL MENTOR GRAPHICS CORPORATION STOCK OPTIONS UNTIL THE GRANT DATE OF THE NEW OPTIONS.

            I also understand that a merger, acquisition or similar transaction could substantially effect my rights under the Offer to Exchange. If a “Change of Control” (as that term is defined in the Company’s 1982 Stock Option Plan and summarized in Section 5 of the Offer to Exchange) occurs prior to the grant date of my New

Option(s) and results in the acceleration of vesting of all outstanding options under the 1986 Plan, then my New Option(s) will, if and when granted, be fully vested and 100% exercisable. If, however, prior to the grant date of my New Option(s), all outstanding options under the 1986 Plan terminate as a result of action by the Compensation Committee inconnection with a liquidation, merger or share exchange of the Company, then my New Option(s) will not be granted and I will lose the right to receive any consideration for my cancelled option(s). If prior to the grant date of my New Option(s), all outstanding options under the 1986 Plan are converted into or exchanged for options to acquire stock or other securities of another corporation as a result of a merger or share exchange, I will be entitled to receive New Option(s) for shares of such acquiring company on the grant date, with the number of shares determined by applying the same exchange ratio as applied to the outstanding options so converted.

            Should an acquisition take place prior to the grant date of my New Option(s), I also understand that, if my employment status with the acquiring company on the grant date of the New Options is different than my employment status with Mentor Graphics Corporation on the cancellation date, for any reason, I will lose my right to receive New Option(s) or any other consideration for my cancelled option(s).

            I further understand that the announcement of a planned merger or acquisition transaction could have a substantial effect on the Company’s stock price, and could deprive me of any further price appreciation in the common stock underlying my New Option(s).

            I recognize that, under certain circumstances stated in the Offer to Exchange, the Company may terminate or amend the Offer and postpone its acceptance and cancellation of any options elected for exchange.

            I have reviewed the attached summary of my options. I hereby give up my entire ownership interest in the option or options listed in the attached option summary, and I understand that they will become null and void on the date the Company accepts my options for exchange. I acknowledge that this election is entirely voluntary. I ALSO ACKNOWLEDGE THAT I WILL BE UNABLE TO REVOKE THIS OPTION EXCHANGE ELECTION FORM AFTER 5:00 P.M., PACIFIC TIME, ON DECEMBER 31, 2001.

            I HEREBY ELECT TO CANCEL ALL OPTIONS LISTED ON THE ATTACHED SUMMARY.

____________________________
Signature of Optionee

____________________________
Name of Optionee (please print)

Date: _____________________